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                       IDENTIFICATION OF MEMBERS OF GROUP

   Due to the relationships between the following persons, they may be considered to be members of a "group" for purposes of Section 13:

                           John M. Rosillo
                           The Rosillo Family Trust
                           Allante Corp. N.V.
                           Getov Holding B.V.
                           Brickel N.V.
                           Buxtehude Holding B.V.